As filed with the Securities and Exchange Commission on November 15, 2024

Securities Act File No. 333-276314

Investment Company Act File No. 811-04700

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(Check Appropriate Box or Boxes)

☒ Registration Statement under the Securities Act of 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

and/or

☒ Registration Statement under the Investment Company Act of 1940

☒ Amendment No. 69

THE GABELLI EQUITY TRUST INC.

(Exact Name of Registrant as Specified in Charter)

One Corporate Center, Rye, New York 10580-1422

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (800) 422-3554

John C. Ball

The Gabelli Equity Trust Inc.

One Corporate Center

Rye, New York 10580-1422

(914) 921-5100

(Name and Address of Agent for Service)

Copies to:

Peter Goldstein, Esq. The Gabelli Equity Trust Inc. One Corporate Center Rye, New York 10580-1422 (914) 921-5100	P. Jay Spinola, Esq. Bissie K. Bonner, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099 (212) 728-8000

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box ☐

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box ☒

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-276314.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☒	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-276314 and 811-04700) of The Gabelli Equity Trust Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing sheet, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1.	Financial Statements

Included in Part A:

Annual Report for the fiscal year ended December 31, 2022

Semi-Annual Report for the fiscal period ended June 30, 2023

Included in Part B:

Audited financial statements and financial highlights for the fiscal year ended December 31, 2022 and related Report of Independent Registered Public Accounting Firm are incorporated herein by reference to the 2022 Annual Report.

Audited financial statements and financial highlights for the fiscal period ended June 30, 2023 and related Report of Independent Registered Public Accounting Firm are incorporated herein by reference to the 2023 Semi-Annual Report.

2.	Exhibits

(a)(i)	Articles of Incorporation are incorporated by reference to Exhibit (a)(1) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-45951 and 811-04700) as filed with the Securities and Exchange Commission on April 7, 1998.

(a)(ii)(a)	Articles Supplementary for the 7.25% Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(2) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-45951 and 811-04700) as filed with the Securities and Exchange Commission on April 7, 1998.

(a)(ii)(b)	Articles Supplementary for the 7.20% Tax Advantaged Series B Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(3) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-47012 and 811-4700) as filed with the Securities and Exchange Commission on June 11, 2001.

(a)(ii)(c)	Articles of Amendment dated June 15, 2001 to the Articles Supplementary for the 7.20% Tax Advantaged Series B Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(2)(B) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-47012 and 811-4700) as filed with the Securities and Exchange Commission on June 11, 2001.

(a)(ii)(d)	Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(2)(A) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-86554 and 811-04700) as filed with the Securities and Exchange Commission on June 25, 2002.

(a)(iii)	Articles Supplementary for the 5.875% Series D Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(iv) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-106081 and 811-04700) as filed with the Securities and Exchange Commission on October 1, 2003.

(a)(iv)	Articles Supplementary for the Series E Auction Rate Preferred Stock are incorporated by reference to Exhibit (a)(v) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-106081 and 811-04700) as filed with the Securities and Exchange Commission on October 1, 2003.

(a)(v)	Articles Supplementary for the 6.20% Series F Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(vi) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-137298 and 811-04700) as filed with the Securities and Exchange Commission on November 6, 2006.

(a)(vi)	Articles Supplementary for election to be subject to Section 3-804(c) of the Maryland General Corporation Law are incorporated by reference to Exhibit (3)(i) the Registrant’s filing on Form 8-K (File No. 811-04700) as filed with the Securities and Exchange Commission on December 9, 2010.

(a)(vii)	Articles of Amendment dated May 12, 2004 to the Articles of Incorporation are incorporated by reference to Exhibit (f) to the Registrant’s Registration Statement on Form N-14 (File No. 333-126111) as filed with the Securities and Exchange Commission on June 24, 2005.

(a)(viii)	Articles of Amendment dated September 12, 2005 to the Articles of Incorporation are incorporated by reference to Exhibit (a)(v) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-127724 and 811-04700) as filed with the Securities and Exchange Commission on September 15, 2005.

(a)(ix)	Articles of Amendment dated May 29, 2009 to the Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(ix) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on June 22, 2011.

(a)(x)	Articles of Amendment dated May 29, 2009 to the Articles Supplementary for the 5.875% Series D Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(x) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on June 22, 2011.

(a)(xi)	Articles of Amendment dated May 29, 2009 to the Articles Supplementary for the Series E Auction Rate Preferred Stock are incorporated by reference to Exhibit (a)(xi) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on June 22, 2011.

(a)(xii)	Articles of Amendment dated May 29, 2009 to the Articles Supplementary for the 6.20% Series F Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xii) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on June 22, 2011.

(a)(xiii)	Articles Supplementary for the Series G Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xiii) to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on June 21, 2012.

(a)(xiv)	Articles Supplementary for the 5.00% Series H Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xiv) to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on September 26, 2012.

(a)(xv)	Articles of Amendment dated November 15, 2012 to the Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xv) to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on March 25, 2013.

(a)(xvi)	Articles of Amendment dated November 15, 2012 to the Articles Supplementary for the 5.875% Series D Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xvi) to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on March 25, 2013.

(a)(xvii)	Articles of Amendment dated November 15, 2012 to the Articles Supplementary for the Series E Auction Rate Preferred Stock are incorporated by reference to Exhibit (a)(xvii) to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on March 25, 2013.

(a)(xviii)	Articles of Amendment dated January 23, 2014 to the Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xviii) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on April 14, 2014.

(a)(xix)	Articles of Amendment dated January 23, 2014 to the Articles Supplementary for the Series E Auction Rate Preferred Stock are incorporated by reference to Exhibit (a)(xix) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on April 14, 2014.

(a)(xx)	Articles of Amendment dated January 23, 2014 to the Articles Supplementary for the 5.00% Series H Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xx) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on April 14, 2014.

(a)(xxi)	Articles Supplementary for the 5.45% Series J Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xxi) to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on March 29, 2016.

(a)(xxii)	Articles of Amendment dated October 17, 2017 to the Articles of Incorporation are incorporated by reference to Exhibit (a)(xxii) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on October 20, 2017.

(a)(xxiii)	Articles Supplementary for the 5.00% Series K Cumulative Preferred stock are incorporated by reference to Exhibit (a)(xxii) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on December 11, 2019.

(a)(xxiv)	Articles Supplementary Creating and Fixing the Rights of 4.25% Series M Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xxiv) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-276314 and 811-04700) as filed with the Securities and Exchange Commission on December 29, 2023.

(a)(xxv)	Articles Supplementary Creating and Fixing the Rights of 5.25% Series N Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xxv) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-276314 and 811-04700) as filed with the Securities and Exchange Commission on December 29, 2023.

(b)(i)	Amended and Restated By-Laws of Registrant are incorporated by reference to Exhibit (3)(ii) to the Registrant’s filing on Form 8-K (File No. 811-04700) as filed with the Securities and Exchange Commission on December 9, 2010.

(b)(ii)	Amendment No. 1 to Amended and Restated By-Laws of Registrant is incorporated by reference by reference to Exhibit (b)(ii) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-276314 and 811-04700) as filed with the Securities and Exchange Commission on December 29, 2023.

(b)(iii)	Amendment No. 2 to Amended and Restated By-Laws of Registrant is filed herewith.

(c)	Not applicable

(d)(i)	Form of certificate for Common Stock, par value $.001 per share is incorporated by reference to the Exhibit (d)(1) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 033-62323 and 811-04700) as filed with the Securities and Exchange Commission on October 13, 1995.

(d)(ii)	Form of certificate for Series C Auction Rate Cumulative Preferred Stock is incorporated by reference to Exhibit (d) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-86554 and 811-04700) as filed with the Securities and Exchange Commission on June 25, 2002.

(d)(iii)	Form of certificate of 5.875% Series D Cumulative Preferred Stock is incorporated by reference to Exhibit (d)(i)(C) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-106081 and 811-04700) as filed with the Securities and Exchange Commission on October 1, 2003.

(d)(iv)	Form of certificate Series E Auction Rate Preferred Stock is incorporated by reference to Exhibit (d)(1)(D) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-106081 and 811-04700) as filed with the Securities and Exchange Commission on October 1, 2003.

(e)	Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan of The Gabelli Equity Trust Inc. are incorporated by reference to Exhibit (e) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-45951 and 811-04700) as filed with the Securities and Exchange Commission on April 7, 1998.

(f)	Not applicable

(g)	Investment Advisory Agreement between Registrant and Gabelli Funds, LLC (the “Investment Adviser”) is incorporated by reference to the Exhibit (g) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 033-62323 and 811-04700) as filed with the Securities and Exchange Commission on October 13, 1995.

(h)(i)	Form of Underwriting Agreement to be filed by amendment.

(i)	Not applicable

(j)	Custodian Contract between Registrant and The Bank of New York Mellon is incorporated by reference to Exhibit (j) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on April 29, 2011.

(k)(i)	Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on April 29, 2011.

(k)(i)(a)	Amendment No. 1 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(a) to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on September 26, 2012.

(k)(i)(b)	Amendment No. 2 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc.is incorporated by reference to Exhibit (k)(i)(b) to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on September 26, 2012.

(k)(i)(c)	Amendment No. 3 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(c) to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on March 18, 2016.

(k)(i)(d)	Amendment No. 4 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(d) to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on March 18, 2016.

(k)(i)(e)	Amendment No. 5 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(e) to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on March 18, 2016.

(k)(i)(f)	Amendment No. 6 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(f) to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on March 29, 2016.

(k)(i)(g)	Amendment No. 7 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(g) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on August 29, 2017.

(k)(i)(h)	Amendment No. 8 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(h) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on August 29, 2017.

(k)(i)(i)	Amendment No. 9 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(i) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on August 29, 2017.

(k)(i)(j)	Amendment No. 10 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(j) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on October 20, 2017.

(k)(i)(k)	Amendment No. 11 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(k) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on October 20, 2017.

(k)(i)(l)	Amendment No. 12 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(l) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on September 24, 2019.

(k)(i)(m)	Amendment No. 13 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(m) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on September 24, 2019.

(k)(i)(n)	Amendment No. 14 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(xiv) to the Registration Statement on Form N-2 of Gabelli Utility Trust (File Nos. 333-236449 and 811-09243), as filed with the Securities and Exchange Commission on February 14, 2020.

(k)(i)(o)	Amendment No. 15 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(n) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on December 11, 2019.

(k)(i)(p)	Amendment No. 16 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(xvi) to the Registration Statement on Form N-2 of Gabelli Utility Trust (File Nos. 333-236449 and 811-09243), as filed with the Securities and Exchange Commission on February 14, 2020.

(k)(i)(q)	Amendment No. 17 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (d)(5)(xviii) to The Gabelli Dividend & Income Trust’s Tender Offer Statement on Schedule TO (File No. 005-84324), filed on March 17, 2021.

(k)(i)(r)	Amendment No. 18 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(r) to Post-Effective Amendment No. 1 to The Gabelli Dividend & Income Trust’s Registration Statement on Form N-2, File Nos. 333-259726 and 811-21423, as filed with the Securities and Exchange Commission on October 5, 2021.

(k)(i)(s)	Amendment No. 19 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(s) to Post-Effective Amendment No. 1 to The Gabelli Dividend & Income Trust’s Registration Statement on Form N-2, File Nos. 333-259726 and 811-21423, as filed with the Securities and Exchange Commission on October 5, 2021.

(k)(i)(t)	Amendment No. 20 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (d)(5)(xxi) to The Gabelli Utility Trust’s Tender Offer Statement on Schedule TO (File No. 005-84324), filed on September 6, 2023.

(k)(i)(u)	Amendment No. 21 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (d)(5)(xxii) to The Gabelli Utility Trust’s Tender Offer Statement on Schedule TO (File No. 005-84324), filed on September 6, 2023.

(k)(i)(v)	Amendment No. 22 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (d)(5)(xxiii) to The Gabelli Utility Trust’s Tender Offer Statement on Schedule TO (File No. 005-84324), filed on September 6, 2023.

(k)(i)(w)	Amendment No. 23 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (d)(5)(xxiv) to The Gabelli Utility Trust’s Tender Offer Statement on Schedule TO (File No. 005-84324), filed on September 6, 2023.

(k)(i)(x)	Amendment No. 24 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (d)(5)(xxv) to The Gabelli Utility Trust’s Tender Offer Statement on Schedule TO (File No. 005-84324), filed on September 6, 2023.

(k)(ii)	Fee and Service Schedule for Stock Transfer Services among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(ii) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on April 29, 2011.

(k)(iii)	Form of Auction Agency Agreement for the Series C Auction Rate Cumulative Preferred Stock is incorporated by reference to Exhibit (k)(3) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-86554 and 811-04700) as filed with the Securities and Exchange Commission on June 25, 2002.

(k)(iv)	Form of Auction Agency Agreement for the Series E Auction Rate Preferred Stock is incorporated by reference to Exhibit (k)(ii) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-106081 and 811-04700) as filed with the Securities and Exchange Commission on October 1, 2003.

(k)(v)	Form of Broker-Dealer Agreement for the Series C Auction Rate Cumulative Preferred Stock is incorporated by reference to Exhibit (k)(4) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-86554 and 811-04700) as filed with the Securities and Exchange Commission on June 25, 2002.

(k)(vi)	Form of Broker-Dealer Agreement for the Series E Auction Rate Preferred Stock is incorporated by reference to Exhibit (k)(iii) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-106081 and 811-04700) as filed with the Securities and Exchange Commission on October 1, 2003.

(l)(i)	Opinion and Consent of Venable LLP is incorporated by reference to Exhibit (l)(i) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-276314 and 811-04700) as filed with the Securities and Exchange Commission on December 29, 2023.

(m)	Not applicable

(n)(i)	Consent of Independent Registered Public Accounting Firm is incorporated by reference to Exhibit (n)(i) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-276314 and 811-04700) as filed with the Securities and Exchange Commission on December 29, 2023.

(n)(ii)	Power of Attorney is incorporated by reference to Exhibit (n)(ii) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-276314 and 811-04700) as filed with the Securities and Exchange Commission on December 29, 2023.

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)(i)	Code of Ethics of the Investment Adviser and of the Registrant is incorporated by reference to Exhibit (r)(1) to The Gabelli Utility Trust’s Registration Statement on Form N-2 (File Nos. 333-275448 and 811-09243) as filed with the Securities and Exchange Commission on November 9, 2023.

(r)(ii)	Joint Code of Ethics of the Investment Adviser and of the Registrant for Chief Executive and Senior Financial Officers of the Gabelli Funds is incorporated by reference to Exhibit (r)(2) to The Gabelli Utility Trust’s Registration Statement on Form N-2 (File Nos. 333-275448 and 811-09243) as filed with the Securities and Exchange Commission on November 9, 2023.

(s)	Calculation of Filing Fee Tables (Deferral of Payment of Registration Fees) is incorporated by reference to Exhibit (s) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-276314 and 811-04700) as filed with the Securities and Exchange Commission on December 29, 2023.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” beginning on page 53 of the Prospectus is incorporated by reference.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Accounting fees	$80,000
Legal fees	$440,000
NYSE listing fees	$49,323
Printing expenses	$650,000
Rating agency fees	$100,000
SEC registration fees	$73,800
Miscellaneous	$476,877
Total	$1,870,000

Item 28.	Persons Controlled by or Under Common Control with Registrant

None.

Item 29.	Number of Holders of Securities as of October 31, 2024:

Class of Stock	Number of Record Holders
Common Stock	3,971
Series G Preferred	1
Series H Preferred	1
Series K Preferred	1
Series M Preferred	11
Series N Preferred	22

Item 30.	Indemnification

Article VI of the Registrant’s Amended and Restated Bylaws provides as follows:

ARTICLE VI

INDEMNIFICATION, ADVANCE OF EXPENSES AND INSURANCE

SECTION 1. Indemnification of Directors and Officers. Any person who was or is a party or is threatened to be made a party in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is a current or former director or officer of the Corporation, or is or was serving while a director or officer of the Corporation at the request of the Corporation as a director, officer, partner, trustee, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, enterprise or employee benefit plan, shall be indemnified by the Corporation against judgments, penalties, fines, excise taxes, settlements and reasonable expenses (including attorneys’ fees) actually incurred by such person in connection with such action, suit or proceeding to the full extent permissible under the MGCL, the Securities Act of 1933, as amended, and the Investment Company Act, as those statutes are now or hereafter in force, except that such indemnity shall not protect any such person against any liability to the Corporation or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (“disabling conduct”).

SECTION 2. Advances. Any current or former director or officer of the Corporation claiming indemnification within the scope of this Article VI shall be entitled to advances from the Corporation for payment of the reasonable expenses incurred by him or her in connection with proceedings to which he or she is a party in the manner and to the full extent permissible under the MGCL, the Securities Act of 1933, as amended, and the Investment Company Act, as those statutes are now or hereafter in force; provided, however, that the person seeking indemnification shall provide to the Corporation a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met and a written undertaking to repay any such advance, if it should ultimately be determined that the standard of conduct has not been met, and provided further that at least one of the following additional conditions is met: (a) the person seeking indemnification shall provide a security in form and amount acceptable to the Corporation for his undertaking; (b) the Corporation is insured against losses arising by reason of the advance; or (c) a majority of a quorum of directors of the Corporation who are neither “interested persons” as defined in Section 2(a)(19) of the Investment Company Act, nor parties to the proceeding (“disinterested non-party directors”), or independent legal counsel, in a written opinion, shall determine, based on a review of facts readily available to the Corporation at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

SECTION 3. Procedure. At the request of any current or former director or officer, or any employee or agent whom the Corporation proposes to indemnify, the Board of Directors shall determine, or cause to be determined, in a manner consistent with the MGCL, the Securities Act of 1933, as amended, and the Investment Company Act, as those statutes are now or hereafter in force, whether the standards required by this Article V have been met; provided, however, that indemnification shall be made only following: (a) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of disabling conduct or (b) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the person to be indemnified was not liable by reason of disabling conduct, by (i) the vote of a majority of a quorum of disinterested non-party directors or (ii) an independent legal counsel in a written opinion.

SECTION 4. Indemnification of Employees and Agents. Employees and agents who are not officers or directors of the Corporation may be indemnified, and reasonable expenses may be advanced to such employees or agents, in accordance with the procedures set forth in this Article V to the extent permissible under the MGCL, the Securities Act of 1933, as amended, and the Investment Company Act, as those statutes are now or hereafter in force, and to such further extent, consistent with the foregoing, as may be provided by action of the Board of Directors or by contract.

SECTION 5. General; Other Rights. The rights to indemnification and advance of expenses provided by the Charter and these Bylaws shall vest immediately upon election of a director or officer. Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Charter or these Bylaws inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption. The indemnification provided by this Article VI shall not be deemed exclusive of any other right, with respect to indemnification or otherwise, to which those seeking such indemnification may be entitled under any insurance or other agreement, vote of stockholders or disinterested directors or otherwise, both as to action by a director or officer of the Corporation in his official capacity and as to action by such person in another capacity while holding such office or position, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 6. Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or who, while a director, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, enterprise or employee benefit plan, against any liability asserted against and incurred by him or her in any such capacity, or arising out of his or her status as such, and reasonable expenses incurred by him or her in connection with proceedings to which he or she is made a party, provided that no insurance may be obtained by the Corporation for liabilities against which the Corporation is specifically prohibited from indemnifying him or her under this Article VI or applicable law.

Section 5 of the Registrant’s Investment Advisory Agreement provides as follows:

5.	Standard of Care

The Advisor shall exercise its best judgment in rendering the services described in paragraphs 2 and 3 above. The Advisor shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters of which this Agreement relates, provided that nothing in this paragraph shall be deemed to protect or purport to protect the Advisor against any liability to the Fund or to its shareholders to which the Advisor would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the Advisor’s reckless disregard of its obligations and duties under this Agreement.

Item 31.	Business and Other Connections of Investment Adviser

The Investment Adviser, a limited liability company organized under the laws of the State of New York, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Adviser filed with the SEC pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-37706).

Item 32.	Location of Accounts and Records

Omitted pursuant to the Instruction of Item 32 of Form N-2.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1. Not applicable.

2. Not applicable.

3. Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(4) if (i) it determines to conduct one or more offerings of the Fund’s common shares (including rights to purchase its common shares) at a price below its net asset value per common share at the date the offering is commenced, and (ii) such offering or offerings will result in greater than a 15% dilution to the Fund’s net asset value per common share.

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is relying on Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. Registrant undertakes:

(a) that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act will be deemed to be a part of the Registration Statement as of the time it was declared effective.

(b) that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of the securities at that time will be deemed to be the initial bona fide offering thereof.

5. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7. Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information constituting Part B of this Registration Statement.

8. Registrant undertakes to only offer rights to purchase a combination of common stock and preferred stock together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.

SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, State of New York, on the 15th day of November, 2024.

THE GABELLI EQUITY TRUST INC.

By:	/s/ John C. Ball
John C. Ball
President and Principal Executive Officer

As required by the Securities Act of 1933, as amended, this Form N-2 has been signed below by the following persons in the capacities set forth below on the 15th day of November, 2024.

NAME	TITLE

*	Director
Mario J. Gabelli

*	Director
Elizabeth C. Bogan

*	Director
James P. Conn

*	Director
Frank J. Fahrenkopf, Jr.

*	Director
Michael J. Ferrantino

*	Director
Leslie F. Foley

*	Director
William F. Heitmann

*	Director
Laura Linehan

*	Director
Agnes Mullady

*	Director
Salvatore J. Zizza

/s/ John C. Ball	President, Treasurer and Principal Financial and Accounting Officer
John C. Ball

/s/ John C. Ball	Attorney-in-Fact
John C. Ball

*	Pursuant to a Power of Attorney

EXHIBIT INDEX

Exhibit Number	Description
(b)(iii)	Amendment No. 2 to Amended and Restated By-Laws of Registrant